UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form 10-D  ☐ Form N-CEN  ☐Form N-CSR

For Period Ended: September 29, 2019

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________

PART I -- REGISTRANT INFORMATION

National Presto Industries, Inc.

Full Name of Registrant

Former Name if Applicable

3925 N. Hastings Way

Address of Principal Executive Office (Street and Number)

Eau Claire, Wisconsin 54703

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Presto Industries, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended September 29, 2019 (“Form 10-Q”).

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2019, the Company’s management has concluded that there was a material weakness in its internal control over financial reporting and, as a result, that the Company’s internal controls over financial reporting and disclosure controls and procedures were not effective as of December 31, 2018. This material weakness did not result in a material misstatement in the Company’s previously filed consolidated financial statements for the year ended December 31, 2018.

The Company is in the process of amending its Annual Report on Form 10-K for the year ended December 31, 2018, as well as its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, to reflect management’s and the Company’s independent accountants’ revised assessment of internal control over financial reporting as of the period covered by the report. The amendments will also describe the Company’s plans and efforts to strengthen its internal control over financial reporting. The Company also intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 as soon as practicable following the filing of the amended reports described above.

Due to the circumstances described above, additional time is needed for the Company to file its Form 10-Q for the period ended September 29, 2019. The Company expects to file its Form 10-Q as soon as practicable following the filing of the documents mentioned above.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas Frederick	715	839-2085
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes☐ No☒

The quarterly report on Form 10-Q for the period ended June 30, 2019.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Presto Industries, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2019	By:	/s/ Douglas Frederick
(Signature) Douglas Frederick, Chief Operating
Officer, Vice President, Secretary, and General Counsel